FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 16, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.

(Exact name of Registrant as specified in its charter)

26 Chin Third Road

Nantze Export Processing Zone

Kaoshiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 16, 2018	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our TWSE MOPS filings on January 16, 2018

SEQ_NO: 1

Date of announcement: 2018/01/16

Time of announcement: 17:30:37

Subject: Pursuant to SEC’s request, ASE has appointed the independent expert to issue supplemental fairness opinion for the joint share exchange transaction with SPIL

Date of events: 2018/01/16

To which item it meets: paragraph 51

Statement:

1. Date of occurrence of the event: 2018/01/16

2. Company name: Advanced Semiconductor Engineering, Inc.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: According to a response letter issued by the Securities and Exchange Commission (“SEC”) dated January 12, 2018, ASE and SPIL are asked to disclose in the Schedule 13e-3 proxy statement a fairness opinion obtained more recently for the consideration of the joint share exchange transaction. ASE has appointed the independent expert, CHIU Ji-Sheng CPA, to provide a supplemental fairness opinion. The expert is of the opinion that (1) the exchange ratio of 1 ASE common share in exchange of 0.5 HoldCo common shares is appropriate, and (2) the reasonable price for per SPIL share shall range from NT$42.80 to NT$56.51. Hence, the cash consideration of NT$55 per SPIL common share to be paid by HoldCo for acquiring all of SPIL’s shares which has been adjusted to NT$51.2 after excluding the NT$2.8 per share cash dividend distribution, as well as a NT$1.0 per share payment from capital reserve approved by resolution as SPIL’s annual shareholders’ meeting in 2016, should be fair.

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A